                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-84221

                                 [SANMINA LOGO]

                                  $350,000,000

                 4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
           AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

      We issued the notes in a private placement in May 1999. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

      The notes are convertible prior to maturity into common stock at an initial conversion price of $88.668 per share, subject to adjustment in certain events. We will pay interest on the notes on May 1 and November 1 of each year, beginning on November 1, 1999. The notes will mature on May 1, 2004, unless earlier converted or redeemed.

      We may redeem all or a portion of the notes on or after May 6, 2002. In addition, the holders may require us to repurchase the notes upon a fundamental change prior to May 1, 2004.

      Our common stock is quoted on the Nasdaq National Market System under the symbol "SANM." On November 2, 1999, the average for the high and low price of our common stock on the Nasdaq was $91.59375 per share.

                               -----------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               -----------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   This prospectus is dated November 4, 1999

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
Where You Can Find More Information.........................................    2
Prospectus Summary..........................................................    3
Risk Factors................................................................    5
Use Of Proceeds.............................................................   11
Ratio Of Earnings To Fixed Charges..........................................   11
Description Of Notes........................................................   12
Description Of Capital Stock................................................   18
Certain Federal Income Tax Considerations...................................   20
Selling Securityholders.....................................................   24
Plan Of Distribution........................................................   26
Legal Matters...............................................................   28
Experts.....................................................................   28

                       WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at 450 Fifth Street, Judiciary Plaza, N.W., Washington, D.C. 20549-1004. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

      The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

      Annual Report on Form 10-K/A filed on May 3, 1999 for the fiscal year ended September 30, 1998.

      Current Report on Form 8-K/A filed on February 10, 1999.

      Current Reports on Form 8-K filed on April 29, 1999 and April 30, 1999.

      Quarterly Report on Form 10-Q/A for the fiscal quarter ended January 2, 1998, filed on May 3, 1999.

      Quarterly Reports on Form 10-Q for the fiscal quarters ended January 2, 1999 and April 3, 1999.

      Our Current Report on Form 8-K filed December 14, 1998.

      Our Proxy Statement for our 1999 meeting of stockholders filed December 30, 1998.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Elizabeth Foreman
      Chief Financial Officer
      Sanmina Corporation
      355 East Trimble Road
      San Jose, California 95131
      (408) 954-5500

      You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

                               PROSPECTUS SUMMARY

      Because this is a summary, it may not contain all information that may be important to you. You should read the entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to Sanmina Corporation and not to the selling securityholders.

                               SANMINA CORPORATION

      Sanmina is a leading independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers in the electronics industry. Sanmina's electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through hole interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Sanmina, through its Sanmina Cable Systems subsidiary (formerly known as Golden Eagle Systems), also manufactures custom cable and wire harness assemblies for electronic industry original equipment manufacturers.

      Surface mount and pin-through hole printed circuit board assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors have been mounted. These assemblies are key functional elements of many types of electronic products. Backplane assemblies are large printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. Interconnect products manufactured by Sanmina generally require greater manufacturing expertise and have shorter delivery cycles than mass produced interconnect products and therefore typically have higher profit margins.

      Sanmina's customers include leading original equipment manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and high-speed computer systems sectors. Sanmina's assembly plants are located in Northern California, Richardson, Texas, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, Calgary, Canada, and Dublin, Ireland. Sanmina's printed circuit board fabrication facilities are located in Northern California, Southern California, and Nashua, New Hampshire. Sanmina Cable Systems' manufacturing facility is located in Carrollton, Texas. As a result of Sanmina's November 1998 merger with Altron Inc. ("Altron"), Sanmina has added new fabrication and assembly plants in the Boston, Massachusetts area, Northern California, and Richardson,

Texas. In addition, as a result of Sanmina's recent merger with Telo Electronics Incorporated ("Telo") and Manu-Tronics, Inc. ("Manu-Tronics"), Sanmina has added new assembly plants in San Jose, California and Kenosha, Wisconsin.

      Sanmina was formed in 1989 to acquire the printed circuit board and backplane operations of its predecessor company, which has been in the printed circuit board and backplane business since 1980. Sanmina's principal offices are located at 355 East Trimble Road, San Jose, California 95131. Sanmina's telephone number is (408) 954-5500.

      RECENT DEVELOPMENTS

      In November 1998, Sanmina completed a merger with Altron in a transaction accounted for as a pooling of interests. In March 1999, Sanmina completed a merger with Manu-Tronics in a transaction accounted for as a pooling of interests. As a result of these pooling transactions, Sanmina has restated its historical results of operations to combine the results of operations of Altron and Manu-Tronics. The historical financial information presented in this prospectus gives effect to such restatement.

      During the second quarter of fiscal 1999, which ended April 3, 1999, Sanmina recorded revenues of $281.1 million, an increase of 17% from the year-earlier quarter. Gross margin for the second quarter of fiscal 1999 increased to 21.9% from 21.2% in the year-earlier quarter and fiscal second quarter 1999 operating margin increased to 15.5% from 14.2% in the year-earlier quarter. Net income increased 28% to $28.8 million from $22.6 million in the year-earlier quarter, and diluted earnings per share increased 18% to $.47 from $.40 in the year-earlier quarter.

                                  THE OFFERING

SECURITIES OFFERED..........  $350,000,000 principal amount of 4 1/4% convertible subordinated notes due 2004.

INTEREST....................  4 1/4% per year. We will pay interest on May 1 and
                              November 1 of each year, beginning November 1, 1999.

CONVERSION..................  The notes will be convertible into common stock at the option of the holder at any time prior to maturity at an
                              initial conversion price of $88.668 per share, subject to
                              adjustment in certain events.

SUBORDINATION...............  The notes are subordinated to all senior indebtedness. As of January 2, 1999, we had approximately $67.0 million of
                              senior indebtedness. As of January 2, 1999, our
                              subsidiaries had approximately $15.5 million of
                              indebtedness and other liabilities to which the notes were effectively subordinated. Neither we nor our subsidiaries
                              are limited from incurring additional debt under the
                              indenture.

OPTIONAL REDEMPTION.........  On or after May 6, 2002, we may redeem the notes at the redemption prices listed in this prospectus, together with accrued interest.

FUNDAMENTAL CHANGE..........  You have the right, at your option, in the event of a fundamental change to require us to redeem your notes at
                              100% of the principal amount of the notes to be redeemed
                              plus accrued interest.

SINKING FUND................  None.

USE OF PROCEEDS ............  We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                                  RISK FACTORS

      Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

      If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes and common stock could decline, and you may lose all or part of your investment.

      Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

      Sanmina is heavily dependent on the electronics industry. Sanmina's business is heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and high-speed computer systems segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's customers can discontinue or modify products containing components manufactured by Sanmina. Such discontinuance or modification could adversely affect Sanmina's results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could have a material adverse effect on Sanmina's business, financial condition and results of operations. Sanmina typically does not obtain long-term volume purchase contracts from its customers and has recently experienced reduced lead times in customer orders. Customer orders may be canceled and volume levels may be changed or delayed. In particular, Sanmina experienced certain cancellation and rescheduling of shipment dates of customer orders during the fourth fiscal quarter of 1998. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured.

      Sanmina's results of operations can be affected by a variety of factors. Sanmina's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Sanmina's operating results are affected by a number of factors. These factors include timing of orders from major customers, mix of product ordered by and shipped to major customers, the volume of orders as related to Sanmina's capacity, the ability of Sanmina to effectively manage inventory and fixed assets, and the ability of Sanmina to time expenditures in anticipation of future sales. Sanmina's results are also affected by the mix of products between backplane assemblies and printed circuit boards. Sanmina's results are also affected by general economic conditions in the electronics industry. Sanmina's results can also be significantly influenced by development and introduction of new products by Sanmina's customers. From time to time, Sanmina experiences changes in the volume of sales to each of its principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's customers generally require short delivery cycles, and a substantial portion of Sanmina's backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast.

      Sanmina's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of Sanmina notes and common stock.

      Sanmina experiences customer concentration. A small number of customers are responsible for a significant portion of Sanmina's net sales. During fiscal 1998 and 1997, sales to Cisco Systems and DSC Communications each accounted for more than 10% of Sanmina's net sales. In fiscal 1996, sales to DSC Communications and Alcatel each accounted for more than 10% of Sanmina's net sales. In addition, during fiscal 1998 and 1997, Sanmina's ten largest customers accounted for approximately 53% and 43%, respectively, of Sanmina's net sales. Although there can be no assurance that Sanmina's principal customers will continue to purchase products and services from Sanmina at current levels, if at all, Sanmina expects to continue to depend upon its principal customers for a significant portion of its net sales. Sanmina's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which Sanmina's customers participate. The loss of one of more major customers or declines in sales to major customers could have a material adverse effect on Sanmina's business, financial condition and results of operations.

      Sanmina is subject to risks associated with its strategy of acquisitions and expansions. Sanmina has, for the past several fiscal years, pursued a strategy of growth. This growth has come in part through acquisitions. These acquisitions have involved both acquisitions of entire companies, such as the June 1995 acquisition of Assembly Solutions in Manchester, New Hampshire, the January 1996 acquisition of Golden Eagle Systems, now known as Sanmina Cable Systems, the November 1997 merger with Elexsys, the February 1998 acquisition of Pragmatech, the November 1998 merger with Altron, the December 1998 merger with Telo and the March 1999 merger with Manu-Tronics. In addition, Sanmina has in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by Sanmina include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In addition to these acquisitions, Sanmina has also grown its operations through internal expansion, such as the opening of its Richardson, Texas assembly facility, its Durham, North Carolina assembly facility and its Dublin, Ireland assembly facility. Acquisitions of companies and businesses and expansion of operations involves certain risks, including the following:

      - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value,

      -  diversion of management's attention,

      - difficulties in scaling up production at new sites and coordinating management of operations at new sites, loss of key employees of acquired operations.

      Accordingly, Sanmina may experience problems in integrating the recently acquired operations or operations associated with any future acquisition. There can be no assurance that any recent or future acquisition will result in a positive contribution to Sanmina's results of operations. Furthermore, there can be no assurance that Sanmina will realize value from any such acquisition which equals or exceeds the consideration paid. In particular, the successful combination of Sanmina and any future acquisition will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, the activities of any future acquisition, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could have an adverse impact on Sanmina's ability to realize the anticipated benefits of any future acquisition. In addition, there can be no assurance that Sanmina will realize anticipated strategic and other benefits from expansion of existing operations to new sites. Any such problems could have a material adverse effect on Sanmina's business, financial condition and results of operations. In addition, future acquisitions by Sanmina may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on Sanmina's business, financial condition and results of operations.

      Sanmina is subject to competition and technological change. The electronic interconnect product industry is highly fragmented and it is characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect product market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than Sanmina as well as greater surface mount assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics original equipment manufacturers, who may become more price sensitive. In addition, captive interconnect product manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition. Sanmina may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

      Environmental matters are a key consideration in Sanmina's business. Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. In addition, although the electronics assembly process generates significantly less waste water than printed circuit board fabrication, maintenance of environmental controls is also important in the electronics assembly process. Each of Sanmina's printed circuit board and electronics assembly plants has personnel responsible for monitoring environmental compliance. These individuals report to Sanmina's Director of Environmental Compliance, who has overall responsibility for environmental matters. Each plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, Sanmina could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require Sanmina to cease or limit production at one or more of its facilities, thereby having an adverse impact on Sanmina's results of operations. Sanmina is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance with and penalties associated with violation of more stringent laws could be substantial.

      Sanmina is subject to certain environmental contingencies at sites operated by acquired companies. In November 1997, Sanmina acquired Elexsys International, Inc. which, by virtue of such acquisition, became a wholly-owned subsidiary of Sanmina. Several facilities owned or occupied by Elexsys at the time of the acquisition, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including the following: contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. The California Regional Water Quality Control Board has requested that Sanmina extend the investigation of the groundwater contamination at the Irvine facility to off-site areas. It is unknown what the results of this additional investigation will be and whether any additional remediation activities will be required. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated.

      Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to Sanmina's financial condition. However, in the event Sanmina is required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. Sanmina is currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and Sanmina cannot determine from available test results what remediation activities, if any, are likely to be required. Sanmina believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not have a material adverse effect on Sanmina's business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities costs would not have a material adverse effect on Sanmina's business, financial condition and results of operations.

      In November, 1998, Sanmina merged with Altron Incorporated which, by virtue of such acquisition, became a wholly owned subsidiary of Sanmina. Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although Sanmina believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but Sanmina does not anticipate that such costs, if any, will be material to its financial condition.

      Sanmina's international operations involve additional risks. Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, Sanmina's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices, and competition. There can be no assurance that Sanmina will realize the anticipated strategic benefits of its expansion in Ireland or that Sanmina's international operations will contribute positively to Sanmina's business, financial condition and results of operations. Furthermore, difficulties encountered in scaling up production at overseas facilities or in coordinating Sanmina's United States and international operations, as well as any failure of the international operations to realize anticipated revenue growth, could, individually or in the aggregate, have a material adverse effect on Sanmina's business, financial condition and results of operations.

      Sanmina is subject to risks related to Year 2000 problems. Many currently installed computer systems and software products are unable to distinguish years beginning with "19" from those beginning with "20." As a result, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. Sanmina is currently expending resources to review its products and services, as well as its internal use software in order to identify and modify those products, services and systems that are not Year 2000 compliant. Additionally, Sanmina is in the process of evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. There can be no assurance however, that Sanmina will be able to solve all potential Year 2000 issues. Sanmina's reliance on its key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues could not have an adverse effect on Sanmina. Sanmina has initiated formal communications with each of its significant suppliers and customers to determine the extent to which Sanmina is vulnerable to those third parties' failure to remediate their own Year 2000 issues. In particular, in the event a product manufactured by Sanmina contained Year 2000 problems attributable to a design or product development flaw, it is likely that sales of such product would be adversely affected, which would adversely affect Sanmina's manufacturing services revenues attributable to such product. Such a situation could have a material adverse effect on Sanmina's business, financial condition and results of operations.

      Sanmina has requested that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance. Sanmina has received responses from all third party vendors. Breakdowns in Sanmina's computer systems and applications, such as its manufacturing application software, its bar-coding systems, and the computer chips embedded in its plant equipment, as well as other Year 2000 related problems such as disruptions in the delivery of materials, power, heat or water to Sanmina's facilities, could prevent Sanmina from being able to manufacture and ship its products. Sanmina plans to replace or upgrade or otherwise work around any of its date driven systems that are not Year 2000 compliant. Sanmina's Year 2000 Project Team has put in place compliance solutions and work around and intends to complete compliance testing by September 30, 1999. If Sanmina fails to correct a material Year 2000 problem, its normal business activities and operations could be interrupted. Such interruptions could materially and adversely affect Sanmina's results of operations, liquidity and financial condition. To date, Year 2000 costs are not considered by Sanmina to be material to its financial condition. Sanmina currently estimates that, in order to complete Year 2000 compliance, Sanmina will be required to incur expenditures of approximately $1.7 million. Through January 2, 1999, approximately $600,000 of this amount had been expended.

      The notes are subordinated. The notes are unsecured and subordinated in right of payment in full to all of Sanmina's existing senior indebtedness. As a result, in the event of Sanmina's bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, Sanmina's assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring senior indebtedness, Sanmina may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

      The indenture does not prohibit or limit Sanmina from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of January 2, 1999, Sanmina had approximately $67.0 million of indebtedness outstanding that would have constituted senior indebtedness, and Sanmina's subsidiaries had approximately $15.5 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables). Sanmina anticipates that from time to time it will incur additional Senior Indebtedness. Sanmina and its subsidiaries will also from time to time incur other additional indebtedness and liabilities. See "Description of Notes -- Subordination of Notes."

      Sanmina may not be able to redeem the notes upon a fundamental change. Upon a fundamental change (as defined), each holder of notes will have certain rights, at the holder's option, to require Sanmina to redeem all or a portion of such holder's notes. If a fundamental change were to occur, Sanmina may not have sufficient funds to pay the redemption price for all notes tendered by the holders. Any future credit agreements or other agreements relating to other indebtedness (including senior indebtedness) to which Sanmina becomes a party may restrict or prohibit redemption of the notes. In the event a Fundamental Change occurs at a time when Sanmina is prohibited from redeeming notes, Sanmina could seek the consent of its lenders to the redemption of notes or could attempt to refinance the borrowings that contain such prohibition. If Sanmina does not obtain such a consent or repay such borrowings, it would remain prohibited from redeeming notes. In such case, Sanmina's failure to redeem tendered notes would constitute an event of default under the indenture and may constitute a default under the terms of other indebtedness that Sanmina may enter into from time to time. In such circumstances or if the occurrence of a fundamental change or the triggering of redemption rights as a result of a fundamental change would constitute an event of default under Sanmina's senior indebtedness, the subordination provisions in the Indenture would restrict or prohibit payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect Sanmina's financial condition, nor would the requirement that Sanmina offer to redeem the Notes upon a fundamental change necessarily afford holders of the notes protection in the event Sanmina engaged in a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Notes -- Redemption at Option of the Holder."

      A public market may not develop for the notes. Prior to this offering, there has been no trading market for the notes. Although the initial purchasers have advised Sanmina that they currently intend to make a market in the notes, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, it is possible that no market for the notes will develop. Even if a market does develop, the market may not be maintained. If an active market for the notes does not develop or is not sustained, the trading price of such notes could be materially adversely affected.

      The notes and the common stock issuable upon conversion of the notes have not been registered and until so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act and applicable state securities laws. See "Description of Notes -- Registration Rights of the Noteholders", "Plan of Distribution" and "Transfer Restrictions."

      Sanmina's notes may not be rated or may receive a lower rating than anticipated. Sanmina believes it is likely that one or more rating agencies may rate the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, the market price of the notes and Sanmina's common stock would be materially and adversely affected.

      Sanmina's stock price may be volatile. The trading price of the Sanmina Common Stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding Sanmina's securities and other factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of Sanmina's Common Stock.

      Sanmina's management will have broad discretion to allocate the proceeds of this offering. Sanmina expects that the proceeds of this offering will be used for general corporate purposes including working capital. The proceeds may also be used to acquire complementary businesses, if appropriate acquisition opportunities arise. The Company is not currently able to estimate the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's management will have broad discretion to allocate the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                                      THREE MONTHS ENDED
                                                           YEAR ENDED SEPTEMBER 30,                -------------------------
                                                -----------------------------------------------    DECEMBER 27,   JANUARY 2,
                                                1994      1995       1996       1997      1998         1997          1999
                                                ----      -----      -----      -----     -----    ------------   ----------
Ratio of earnings to fixed charges...........   3.0x      11.0x      10.4x      11.3x     13.3x        12.2x          --

      These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges. "Fixed charges" consists of:

      -  interest on all indebtedness and amortization of debt issuance costs,

      -  capitalized interest, and

      - an interest expense under operating leases deemed by us to be representative of the interest factor.

      For the three months ended January 2, 1999, earnings were inadequate to cover fixed charges by $562,000.

                              DESCRIPTION OF NOTES

      The notes are issued under an indenture dated as of May 5, 1999, between us and Norwest Bank Minnesota, N.A., as trustee. The following summary of certain provisions of the indenture is not complete. You should look at the indenture and the form of note that has been filed as an exhibit to this registration statement.

GENERAL

      We issued $350,000,000 of notes in a private placement in May 1999. The notes are unsecured and are subordinated to our senior indebtedness. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes mature on May 1, 2004.

      The interest rate on the notes is 4 1/4% per year. We will pay interest on May 1 and November 1 of each year, beginning on November 1, 1999. Interest is based on a 360-day year composed of twelve 30-day months. Interest will be paid to record holders:

      -  on April 15 in the case of the May 1 interest payment date, and

      -  on October 15 in the case of the November 1 interest payment date,

subject to certain exceptions if notes are converted or redeemed prior to the interest payment date.

      Payments on the notes will be made at the office of the paying agent. The paying agent office will initially be an office or agency of the trustee in the Borough of Manhattan, the City of New York.

CONVERSION OF NOTES

      You may convert your note, in whole or in part, into common stock at any time prior to maturity. However, if we call a note for redemption, a holder may convert a note only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your note only if you withdraw your conversion election.

      The initial conversion price is $88.668 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion. If you convert your notes during the period from the record date to the next interest payment date, you will be required to pay us the interest on conversion unless we have called the notes for redemption on a redemption date during this time period.

      We will adjust the conversion price if the following events occur:

      (1) the issuance of common stock as a dividend or distribution on common stock;

      (2) the issuance of rights or warrants to purchase common stock to all holders of common stock;

      (3)   certain subdivisions and combinations of common stock;

      (4) distributions of capital stock, other than common stock, or debt instruments or assets to all holders of common stock, including securities but excluding the following:

            -     rights or warrants listed in (2) above;

            -     dividend or distributions listed in (1) above; and

            -     cash distributions listed in (5) below;

      (5) distributions of cash, excluding any quarterly cash dividends on the common stock if the quarterly distribution does not exceed the greater of:

            - the cash dividend per share from the previous quarter not requiring an adjustment under this provision; or

            - 3.75% of the sale price of common stock during the ten trading days prior to the dividend declaration date;

      (6) payment on a tender offer or exchange offer by us or our subsidiary for the common stock if the payment exceeds the current market price of the common stock on the trading day next succeeding the last date for tenders or exchanges; and

      (7) payment on certain tender offers or exchange offers by a third party if, as of the closing date of the offer, the board of directors does not recommend rejection of the offer. We will make this adjustment only if:

            - the tender offer or exchange offer increases the share ownership of the person making the offer to more than 25% of our common stock; and

            - the cash and other consideration paid exceeds the current market price of the common stock.

      We will not make this adjustment if as of closing we will engage in a merger, consolidation or sale of all or substantially all of our assets.

      In the event of:

      -  any reclassification of our common stock; or

      -  a consolidation, merger or combination involving Sanmina; or

      - a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety in which common stock holders would be entitled to receive stock, other securities or property or assets or cash with respect to their common stock, the noteholders will generally be allowed to convert their notes into the same type of consideration received by common stock holders immediately prior to one of the types of events.

      Holders may as a result of certain types of conversion price adjustments be subject to U.S. income tax. See "Certain Federal Income Tax Considerations."

      We may reduce the conversion price for a period of at least 20 days. If we reduce the conversion price, we must give you at least 15 days' prior notice. We may, at our option, also reduce the conversion price to reduce any income tax to holders of common stock resulting from any dividend or distribution of stock. See "Certain Federal Income Tax Considerations."

      We will not make any adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. We will carry forward any adjustments less than 1% of the conversion price.

OPTIONAL REDEMPTION BY SANMINA CORPORATION

      No sinking fund exists for the notes. On or after May 6, 2002, we may redeem the notes, in whole or in part, on at least 30 days' notice at the following redemption prices:

      - if redeemed from May 6, 2002 through April 30, 2003, at 101.70% of the principal amount;

      - if redeemed from May 1, 2003 through April 30, 2004, at 100.85% of the principal amount.

      Holders in each case will receive accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, then interest shall be paid to the record holder.

      If we redeem less than all of the notes, the trustee will select the notes to be redeemed in multiples of $1,000:

      -  by lot,

      -  pro rata, or

      -  by another method the trustee considers fair and appropriate.

      If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be the portion selected for redemption.

      We may not give notice of any redemption of notes if we have defaulted in payment of interest on the notes and there is an event of default.

HOLDERS MAY REQUIRE US TO REDEEM THE NOTES IN THE EVENT OF A FUNDAMENTAL CHANGE

      If a fundamental change occurs prior to May 1, 2004, you may require us to redeem, in whole or in part, your notes 30 days after our notice of the fundamental change. We will redeem the notes at 100% of the principal amount plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, then interest shall be paid to the recordholder.

      We will mail to all record holders a notice within 10 days after the occurrence of a fundamental change. We will also deliver a notice to the trustee. You must deliver to us, on or before the 30th day after the date of our fundamental change notice, your redemption notice together with the notes duly endorsed for transfer.

      We will comply with any applicable provisions of Rule l3e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

      A "fundamental change" is any transaction or event in which substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not substantially all common stock listed, or that will be listed, on:

      -  a U.S. national securities exchange;

      -  approved for quotation on the Nasdaq National Market; or

      - any similar U.S. system of automated dissemination of quotations of securities prices.

SUBORDINATION OF NOTES

      The notes are subordinated to the prior payment in full of all of our senior indebtedness.

      If we dissolve, wind up, liquidate or reorganize our business, we will repay the senior indebtedness before we make any payments on the notes. If the notes are accelerated because of an event of default, we will first pay the holders of any senior indebtedness in full before we can pay the noteholders. The indenture requires us to promptly notify the holders of senior indebtedness if payment of the notes accelerates because of an event of default.

      We may not make any payment on the notes if there is:

      -  a default in the payment of senior indebtedness occurs,

      - any other default of designated senior indebtedness that permits the holders of designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice, or

      - any judicial proceeding shall be pending with respect to any payment default or non-payment default.

      We may resume payments on the notes:

      - in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

      -  in the case of a non-payment default, the earlier of:

      - the date on which the non-payment default is cured or waived or ceases to exist, or

      - 179 days after the date on which the payment blockage notice is received.

      No new period of payment blockage may be commenced unless 365 days have passed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed on the date of delivery of any payment blockage notice to the trustee shall be the basis for any later payment blockage notice.

      If the trustee or any holder of the notes receives any payment or distribution, then he or she must hold the payment or distribution in trust for the benefit of holders of senior indebtedness to pay all senior indebtedness.

      In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

      We will pay the trustee reasonable compensation and will indemnify the trustee against certain losses, liabilities or expenses it may incur in connection with its duties. The trustee's claims for such payments will generally be senior to the claims of the holders of the notes.

EVENTS OF DEFAULT; NOTICE AND WAIVER

      An event of default on the notes includes any of the following:

      -  default in payment of the principal or premium;

      -  default for 30 days in payment of interest;

      - default for 60 days after notice in the observance or performance of any other covenants in the indenture; or

      - certain events involving bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium or interest on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the notes may declare the principal, premium, and accrued interest on the notes to be immediately due and payable. If Sanmina experiences bankruptcy or insolvency, the principal, premium and accrued interest on the notes automatically become due and payable.

      If we cure all defaults other than nonpayment defaults and meet certain other conditions, the holders of a majority of the principal amount of the notes may cancel any acceleration with respect to the notes and waive past defaults.

      Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 1/4% from the required payment date.

      The holders of a majority of the notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

      -  the holder has given the trustee written notice of an event of default;

      - the holders of at least 25% in principal amount of the notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

      - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

      - the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION OF THE INDENTURE

      With the consent of the holders of a majority in principal amount of the notes, we may modify the indenture or enter into any supplemental indenture that shall:

      -  extend the fixed maturity of any note;

      -  reduce the rate or extend the time for payment of interest of any note;

      -  reduce the principal amount or premium of any note;

      -  reduce any amount payable upon redemption of any note;

      - adversely change our obligation to redeem any note upon a fundamental change;

      -  impair the right of a holder to institute suit for payment on the note;

      -  change the currency in which any note is payable;

      -  impair the right to convert the notes;

      -  adversely modify the subordination provisions of the indenture; or

      - reduce the percentage of notes required for consent to any modification of the indenture.

The indenture also permits certain types of modifications of its terms without the consent of the holders of the notes.

      DEFINITIONS USED IN THE DESCRIPTION OF NOTES

      "Senior indebtedness" means the principal, premium and interest on, rent payable under, and any other amounts due on all of our current and future indebtedness. However, senior indebtedness does not include:

      -  indebtedness evidenced by the notes,

      - our indebtedness to any of our majority-owned subsidiaries if the indebtedness is pledged by the subsidiary as security for any senior indebtedness,

      -  our accounts payable to trade creditors, and

      - any particular indebtedness in which the instrument evidencing the indebtedness provides that the indebtedness shall not be senior in right of payment to, or is subordinated to, the notes.

      The indenture defines "indebtedness" as:

      -  all obligations of any person:

      -  for borrowed money,

      -  evidenced by a note, debenture, bond or written instrument,

      - leases of the person required to be accounted for as capitalized lease obligations on the balance sheet of the person and all obligations and other liabilities under any lease or related document in connection with the lease of real property that provides that the person is contractually obligated to purchase or cause a third party to purchase the leased property, or

      -  letters of credit, local guarantees or bankers' acceptances;

      - all obligation of others of the type described in the above clause or clauses below guaranteed in any manner by the person;

      - all obligations secured by a lien affecting title or resulting in a lien to which the property of such person is subject;

      - all obligations of any person under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

      - all obligations, contingent or otherwise, of any person under any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability described above.

INFORMATION CONCERNING THE TRUSTEE

      We have appointed Norwest Bank Minnesota, N.A., as trustee under the indenture, paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

      Norwest Bank Minnesota, N.A., is the transfer agent for the common stock. The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

      COMMON STOCK. As of November 2, 1999, there were 58,891,231 shares of common stock outstanding held by approximately 837 holders of record. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

      All outstanding shares of common stock are fully paid and nonassessable.

DELAWARE GENERAL CORPORATION LAW SECTION 203

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

      The Section 203 restrictions do not apply if:

      (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status;

      (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the "voting stock". The 85% calculation does not include those shares:

            - owned by directors who are also officers of the target corporation; and

            - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

            - on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Sanmina Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CHARTER AND BYLAW PROVISIONS

      Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

      - our board has the power to establish the rights, preferences and privileges of authorized and unissued shares;

      - our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to Sanmina or its stockholders to the fullest extent permitted by Delaware law.

INDEMNIFICATION ARRANGEMENTS

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officer. Such indemnification covers our directors and officers under certain circumstances for liabilities arising under the Securities Act of 1933, as amended, including reimbursement for expenses.
Article X of Sanmina's Bylaws provide for indemnification of our directors and officers, employees and other agents to the maximum extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock is Norwest Bank Minnesota, N.A.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

      This section summarizes certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which you may convert the notes. This is not a complete analysis of all the potential tax consequences that you may need to consider before investing. This summary is based on current laws, regulations, rulings and decisions. All of these may change, possibly with retroactive effect. This summary applies only to beneficial owners who hold notes and common stock as "capital assets". This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, non-U.S. persons or entities except to the extent specifically set forth below, dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the "Code"). This summary also does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. We cannot guarantee that the IRS will agree with these statements and conclusions. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws, except as set forth below with respect to non-U.S. holders, of any applicable foreign, state, local or other jurisdiction.

      BEFORE YOU INVEST IN THESE SECURITIES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND FOR INFORMATION ABOUT ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

Taxation of Interest

      You generally must include interest on the notes in your income as ordinary income at the time you receive or accrue interest, depending on your method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note will not affect the amount of interest income you recognize if the likelihood of the payment, as of the date the notes are issued, is remote. We must pay liquidated damages to holders of the notes in certain circumstances. In addition, a holder may require us to redeem any of his notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote. Therefore, we do not intend to treat the potential payment as part of the yield to maturity of any note. Similarly, we intend to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. holder of notes. There can be no assurance that the IRS will agree with such positions.

Sale, Exchange or Redemption of the Notes

      Except as described below under "Conversion of the Notes", upon the sale, exchange or redemption of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption, except any portion that is accrued interest income, which is taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your adjusted tax basis generally will equal the cost of the note to you. This capital gain or loss will be long-term if you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally taxed at your maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

      You generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income or with respect to cash you receive instead of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest for which you receive cash. Your holding period for the common stock received on conversion will generally include the holding period of the note converted. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income. The holding period for such shares shall begin on the date of conversion.

      You should treat cash you receive instead of a fractional share of common stock upon conversion as a payment in exchange for the fractional share of common stock. This generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share.

Dividends

      Distributions made on the common stock after a conversion generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain.

Constructive Dividends

      The conversion price of our notes may change under certain circumstances. In such a case, you may be treated as having received constructive distributions. Adjustments to the conversion price made pursuant to a reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes will not qualify as being pursuant to a reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though you did not receive any cash or property. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to you.

Sale of Common Stock

      On the sale or exchange of common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale or exchange and (ii) your adjusted tax basis in the common stock. This capital gain or loss will be long-term if your holding period in common stock is more than one year. Long-term capital gains for certain non-corporate taxpayers, including individuals, are taxed at a maximum rate of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

      In general, subject to the discussion below concerning backup withholding:

            (a) Payments of principal or interest on the notes by us to a beneficial owner of a note that is a non-U.S. holder will not be subject to U.S. withholding tax, provided that, in the case of interest, (i) the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, within the meaning of Section 871(h)(3) of the Code, (ii) the non-U.S. holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under
      Section 871(h) or Section 881(c) of the Code and Treasury Regulations are satisfied;

            (b) A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of any note or common stock unless (i) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates or, (iv) in the case of common stock held by a person who holds more than 5% of the stock, we are or have been, at any time within the shorter of the five-year period preceding the sale or other disposition or the period the non-U.S. holder held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future;

            (c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of the withholding tax.

      To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us that the owner is a non-U.S. holder and must provide the owner's name and address, and U.S. taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us that the certificate has been received from the beneficial owner and must furnish the pay or with a copy thereof. This requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received a statement from the beneficial owner and furnishes the withholding agent with a copy thereof.

      Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a U.S. taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

      Provided that the certification requirements discussed below are met, if anon-U.S. holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of the trade or business, the non-U.S. holder, although exempt from U.S. withholding tax, will generally be subject to U.S. federal income tax on the interest, dividends or gain on a net income basis in the same manner as if it were a U.S. holder. Instead of the certificate described above, the non-U.S. holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or a lower rate if provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

U.S. Federal Estate Tax

      A note held by an individual who at the time of death is not a citizen or resident of the U.S. will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all our classes of stock and, at the time of the individual's death, payments with respect to the note would not have been effectively connected with the conduct by the individual of a trade or business in the U.S. common stock held by an individual who at the time of death is not a citizen or resident of the U.S. will be included in the individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

      Non-U.S. holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made to a U.S. holder of a note or common stock if the payee is not an "exempt recipient" and fails to provide certain identifying information in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption.

      In the case of payments of interest on a note to a non-U.S. holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established.

      Dividends on the common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

      Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is a "controlled foreign corporation" as defined in the Code, or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements. If the payee is an exempt recipient or the broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that the evidence is false and certain other conditions are met, the reporting requirements do not apply. Temporary Treasury Regulations indicate that the payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications and provides his or her name and address or the payee otherwise establishes an exemption.

      You may credit any amounts withheld under the backup withholding rules against your U.S. federal income tax, if the required information is furnished to the IRS in a timely manner.

      New regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations attempt to unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. You should consult with your tax advisor regarding the application of the backup withholding rules to your particular situation, the availability of an exemption, the procedure for obtaining an exemption and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

      THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR YOUR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in May, 1999. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table contains information as of November 2, 1999, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.

                                          PRINCIPAL
                                          AMOUNT AT
                                         MATURITY OF                           NUMBER OF
                                            NOTES                              SHARES OF
                                         BENEFICIALLY      PERCENTAGE OF     COMMON STOCK    PERCENTAGE OF
                                        OWNED THAT MAY        NOTES           THAT MAY BE     COMMON STOCK
              NAME                         BE SOLD         OUTSTANDING          SOLD(1)      OUTSTANDING(2)
---------------------------------      --------------     -------------     ------------    ---------------
Any other holder of Notes or
future transferee, pledgee, donee
or successor of any holder(3)(4)          176,570,000          50.4            1,991,361           3.3


Chrysler Corporation Master
Retirement Trust ................           5,720,000           1.6               64,510             *

Delta AirLines Master Trust .....           2,315,000             *               26,108             *

Motion Picture Industry Health
Plan - Active Member Fund .......             670,000             *                7,556             *

Motion Picture Industry Health
Plan - Retiree Member Fund ......             335,000             *                3,778             *

OCM Convertible Trust ...........           3,085,000             *               34,792             *

Partner Reinsurance Company, Ltd.           1,160,000             *               13,082             *

State Employees' Retirement Fund
of the State of Delaware ........           3,265,000             *               36,822             *

State of Connecticut Combines
Investment Funds ................           6,605,000           1.9               74,491             *

Vanguard Convertible Securities
Fund, Inc. ......................           4,005,000           1.1               45,168             *

Bear, Stearns & Co. Inc. ........           2,625,000             *               29,604             *

Declaration of Trust for the
Defined Benefit Plans of ICI
American Holdings Inc. ..........             980,000             *               11,052             *

Declaration of Trust for the
Defined Benefit Plans of ZENECA
Holdings Inc. ...................             655,000             *                7,387             *

Delaware State Employee's
Retirement Fund .................           1,310,000             *               14,774             *

First Church of Christ, Scientist
- Endowment .....................             590,000             *                6,654             *

Christian Science Trustees for
Gifts and Endowments ............             525,000             *                5,920             *

Summer Hill Global
Partners, L.P. ..................             165,000             *                1,860             *

White River Securities ..........           2,625,000             *               29,604             *

Greyhound Lines .................             100,000             *                1,127             *

LDG Limited .....................             250,000             *                2,819             *

TQA Arbitrage Fund, L.P. ........             625,000             *                7,048             *

TQA Leverage Fund, L.P. .........             875,000             *                9,868             *

TQA Vantage Fund, Ltd. ..........           2,650,000             *               29,886             *

TQA Vantage Plus Fund, Ltd. .....             500,000             *                5,639             *

AIG/National Union Fire Insurance             900,000             *               10,150             *

Aloha Airlines Non-Pilots Pension
Trust ...........................             145,000             *                1,635             *

Aloha Airlines Pilots Retirement
Trust ...........................              85,000             *                  958             *

Arkansas PERS ...................           2,650,000             *               29,886             *

C&H Sugar Company, Inc. .........             225,000             *                2,537             *

Delaware PERS ...................           2,325,000             *               26,221             *

Pension Plan - IAM ...............            130,000             *                1,466             *

for Salaried Employees ...........             30,000             *                  338             *

Retirement Plan ..................            195,000             *                2,199             *

ICI American Holdings Trust ......          1,025,000             *               11,559             *

Island Holdings ..................             15,000             *                  169             *

Kapiolani Medical Center .........            275,000             *                3,101             *

Nalco Chemical Company ...........            520,000             *                5,864             *

PRIM Board .......................          4,360,000           1.2               49,172             *

Queen's Health Plan ..............             50,000             *                  563             *

Starvest Combined Portfolio ......          1,275,000             *               14,379             *

State of Oregon / SAIF Corporation          7,000,000           2.0               78,946             *

State of Oregon Equity ...........         11,460,000           3.3              129,246             *

Zeneca Holdings Trust ............          1,025,000             *               11,559             *

Cona Bond Debenture Fund .........            600,000             *                6,766             *

Elf Aquitaine ....................            100,000             *                1,127             *

Lord Abbett Bond Deb. Fund .......         10,000,000           2.9              112,780             *

Oxford, Lord Abbett & Co. ........          1,250,000             *               14,097             *

University of South Florida ......            250,000             *                2,819             *

Argent Classic Convertible
Arbitrage Fund (Bermuda) L.P. ....          5,250,000           1.5               59,209             *

Argent Classic Convertible
Arbitrage Fund L.P. ..............          1,750,000             *               19,736             *

Lipper Convertibles
Series II, L.P. ..................          4,000,000           1.1               45,112             *

Lipper Convertibles, L.P. ........          5,000,000           1.4               56,390             *

Lipper Offshore Convertibles, L.P.          6,500,000           1.9               73,307             *

Allstate Insurance Company .......          3,000,000             *               33,834             *

Insurance Services, Ltd. .........            700,000             *                7,894             *

Banc of America Securities LLC ...          5,350,000           1.5               60,337             *

Bancroft Convertible Fund, Inc. ..          1,000,000             *               11,278             *

BBT Fund, L.P. ...................          9,000,000           2.6              101,502             *

Conseco Direct Life Insurance ....            500,000             *                5,639             *

CPR (USA), Inc. ..................            550,000             *                6,202             *

Ellsworth Convertible Growth and
Income Fund, Inc. ................          1,000,000             *               11,278             *

First Franklin Convertible
Securities Fund ..................          3,000,000             *               33,834             *

FSS Franklin Strategic Income Fund          2,000,000             *               22,556             *

Goldman Sachs and Company ........            445,000             *                5,018             *

Jackson Investment Fund Ltd. .....          2,460,000             *               27,743             *

Libertyview Plus Fund ............            450,000             *                5,075             *

National Bank of Canada ..........          1,500,000             *               16,917             *

New York Life Insurance and
Annuity Corporation ..............          1,200,000             *               13,533             *

New York Life Insurance Company ..          9,300,000           2.7              104,885             *

Palladin Securities, LLC .........            600,000             *                6,766             *

Paloma Securities LLC ............          5,000,000           1.4               56,390             *

Pell Rudman Trust Company ........          1,500,000             *               16,917

PGEP III LLC .....................            400,000             *                4,511             *

PIMCO Convertible Bond Fund ......            700,000             *                7,894             *

PIMCO Total Return Fund ..........          3,000,000             *               33,834             *

Quattro Offshore Fund Ltd. .......            500,000             *                5,639             *

Robertson Stephens ...............          6,000,000           1.7               67,668             *

SG Cowen Securities Corp. ........          1,000,000             *               11,278             *

The Northwestern Mutual Life
Insurance Company ................          5,000,000           1.4               56,390             *

----------

*     Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of $88.668 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes -- Right of Conversion." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 58,891,231 shares of common stock outstanding as of November 2, 1999. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

      We prepared this table based on the information supplied to us by the selling securityholders named in the table.

      The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

      Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

      -  directly by the selling securityholders;

      - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

      The notes and underlying common stock may be sold in one or more transactions at:

      -  fixed prices;

      -  prevailing market prices at the time of sale;

      -  varying prices determined at the time of sale; or

      -  negotiated prices.

      These sales may be effected in transactions:

      - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market System in the case of the common stock;

      -  in the over-the-counter market;

      - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

      -  through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

      To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

      Our common stock trades on the Nasdaq National Market under the symbol "SANM.". No assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors -- A public market may not develop for the notes."

      There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

      The validity of the issuance of Sanmina Corporation's securities offered by this prospectus will be passed upon for Sanmina Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

      The financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect hereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF SANMINA

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article X, Section 1 of the Registrant's Bylaws provides for indemnification of its directors and officers to the maximum extent permitted by law.